UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:

IronNet, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)

7900 Tysons One Place, Suite 400

City, State and Zip Code:

McLean, Virginia 22102

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IronNet, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2023 (its “Q3 2023 10-Q”) within the prescribed time period without unreasonable effort and expense as explained below. As previously disclosed by the Company in the Current Report on Form 8-K filed by the Company on September 1, 2023 (the “September 1, 2023 Form 8-K”), the Company furloughed almost all of the Company’s employees and substantially curtailed the Company’s business operations until such time that the Company has sufficient operating liquidity to rehire a portion of the furloughed employees and to resume business operations (the “Furlough”). As disclosed in the September 1, 2023 Form 8-K, the Furlough and curtailment of business activities constituted an event of default under the Company’s outstanding indebtedness for borrowed money.

Furthermore, as previously disclosed by the Company in the Current Report on Form 8-K filed by the Company on October 12, 2023, on October 12, 2023, the Company and IronNet Cybersecurity, Inc., the Company’s wholly-owned subsidiary (collectively, the “Debtors”), filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (such cases, the “Chapter 11 Cases”). The Debtors and their subsidiaries continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases are currently jointly administered under the caption In re IronNet, Inc. et al., Case No. 23-11710 (Bankr. D. Del. 2023).

As a result of the Chapter 11 Cases and based on its current operations, in the absence of additional sources of liquidity, management anticipates that the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs for any meaningful period of time after the date of this Form 12b-25. As a result of the Chapter 11 Cases there is substantial doubt about the Company’s ability to continue as a going concern.

The considerable time and resources needed to address the Chapter 11 Cases and the curtailment of the Company’s business operations have caused a delay in the Company’s ability to complete and file the Q3 2023 10-Q by the required deadline without unreasonable effort and expense. The Company does not expect to be able to file the Q3 2023 10-Q within five calendar days of the prescribed due date.

Cautionary Note Regarding the Company’s Securities

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Cameron D. Pforr	443	300-6761
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Part III of the Annual Report on Form 10-K for the year ended January 31, 2023; Quarterly report on Form 10-Q for the quarter ended April 30, 2023; Quarterly report on Form 10-Q for the quarter ended July 31, 2023. Yes ☐ No ☒

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the three months ended October 31, 2023 is expected to be $5.260 million, compared to $6.988 million for the comparable prior year period.

Gross profit for the three months ended October 31, 2023 is expected to be $1.487 million, representing a gross margin of 28.3%, compared to gross profit of $2.699 million and gross margin of 38.6% for the comparable prior year period.

Net loss for the three months ended October 31, 2023 is expected to be $4.791 million, compared to $31.382 million for the comparable prior year period.

As disclosed in the October 12, 2023 Form 8-K, the Company and its subsidiary IronNet Cybersecurity, Inc. voluntarily filed petitions for reorganization under the Bankruptcy Code in the Bankruptcy Court, each of which constituted an event of default under the Company’s outstanding indebtedness for borrowed money.

The foregoing financial results are preliminary, have not been reviewed or audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the Company’s expectations with respect to the results of operations for the three months ended October 31, 2023, the impacts of the Furlough and the Company’s pursuit of bankruptcy protection. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. S Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which could include the following: risks and uncertainties relating to the Company’s Chapter 11 Cases, including but not limited to, the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the length of time the Company will operate under the Chapter 11 Cases, risks associated with any third-party motions in the Chapter 11 Cases, the potential adverse effects of the Chapter 11 Cases on the Company’s liquidity or results of operations and increased legal and other professional costs necessary to execute the Company’s reorganization; the conditions to which the Company’s cash collateral is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside of the Company’s control; the consequences of the acceleration of the Company’s debt obligations and the trading price and volatility of the Company’s common stock, and the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023, and other documents filed by the Company from time to time with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

IRONNET, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2023	By:	/s/ Cameron D. Pforr
Cameron D. Pforr
Chief Financial Officer and President